SPENDWITH CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2017

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Spendwith Corp
Lewes, Delaware

We have audited the accompanying financial statements of Spendwith Corporation, which collectively comprise the balance sheets as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to previously present fairly, in all material respects, the financial position of Spendwith Corp. as of December 31, 2017, and the results of its operations and its cash flows for the six months then ended in conformity with accounting principles generally accepted in the United States of America.



Andika Powell, CPA
Detroit, Michigan

January 22, 2018

6513 John R St
Detroit, MI 48202
313-405-6517
ahpowell@pandpcpa.com

SPENDWITH CORP
BALANCE SHEET
AS OF DECEMBER 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	21,655
Prepaid expenses		365
Notes receivable		2,683
Deferred tax asset		3,346
Total assets	**$**	**28,049**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	90
Accrued interest		63
Notes payable		1,765
Total liabilities		**1,918**
Stockholders' Equity:		
Common stock		100
Additional paid in capital		44,721
Retained earnings		(18,690)
Total shareholders' equity		**26,131**
Total liabilities and shareholders' equity	**$**	**28,049**

SPENDWITH CORP
STATEMENT OF INCOME
FOR THE YEAR AND THREE MONTHS ENDED DECEMBER 31, 2017

	Three months ended December 31,	Year ended December 31,
	2017	2017
Operating revenue	$ -	$ -
Operating expenses		
Contract labor	7,009	10,907
Commissions and fees	4,252	4,798
Professional services	1,380	1,380
Web services	470	800
Supplies	322	3,340
Meals and Entertainment	250	420
Rent expense	-	299
Advertising	-	172
Business licenses	-	25
Transportation, parking, and tolls	-	102
Total operating expenses	13,683	22,243
Operating (loss) income	(13,683)	(22,243)
Other income (expense)		
Interest expense	(5)	(63)
Total other income (expense)	(5)	(63)
(Loss) income before income tax (benefit) expense	(13,688)	(22,306)
Income tax (benefit) expense	(2,053)	(3,346)
Net (loss) income	$ (11,635)	$ (18,960)

SPENDWITH CORP
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock, Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity (Deficit)
Issuance of founders stock	1,831,502	$ 100	$ 44,721	$ -	$ 44,821
Net income (loss)		-	-	(18,960)	(18,960)
Distributions		-	-	-	-
Balance, December 31, 2017	1,831,502	$ 100	$ 44,721	$ (18,960)	$ 25,861

The accompanying notes are an integral part of these financial statements

SPENDWITH CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activites:		
Net loss	$	(18,690)
Increase in deferred tax asset		(3,346)
Increase in prepaid expenses		(365)
Increase in notes receivable		(2,683)
Increase in accounts payable and accrued expenses		90
Increase in accrued interest		63
Increases in notes payable		1,765
Net cash provided by operating activities		(23,166)
Cash flows from investing activities:		-
Net cash used in investing activities		-
Cash flows from financing activities:		
Increase in common stock		100
Increase in additional paid in capital		44,721
Net cash used in investing activities		44,821
Net increase in cash		21,655
Cash - beginning of year		-
Cash - end of year	$	21,655

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the Spendwith Corp.'s significant accounting policies consistently applied in the preparation of the accompanying financial statements:

Organizational Purpose:
Spendwith Corp.'s is a social impact company that is continually developing a smartphone application for the purpose of facilitating commerce transactions by culture. Users of the application have the ability to select a cultural group and then sell or buy products and services.

Basis of Accounting:
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
For financial statement purposes, Spendwith Corp. defines cash and cash equivalents as checking, money market accounts, petty cash on hand, and all certificates of deposits with an original maturity of three months or less. Spendwith Corp.'s non-interest bearing accounts are subject to limited coverage by the FDIC.

Notes Payable:
Since January 1, 2017, Spendwith Corp. received a loan for operating expenses in the amount of $8,765 from Carl Jibril Sulaiman II, who is the chief executive officer. The loan amount is recorded on the balance sheet as a Notes Payable, since the repayment of the loan is due on December 31, 2017. The note carries a 1.18% interest charge. As of December 31, 2017, $7,000 of the loan was repaid and the interest expense for the note was $63.

Revenues:
Spendwith Corp. will recognize revenues from advertising, peer to peer payments, and post enhancement transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Spendwith Corp. applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the positions is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3.   ADDITIONAL PAID IN CAPITAL

In October 2017, Spendwith Corp raised $44,721 in a crowdfunding round. The investor funds will provide capital for the expansion of the organization in exchange for equity shares in the firm. As of December 31, 2017, the fundraising company, StartEngine, was still holding $2,683 of the raised funds, which should be released in the first quarter of 2018.

NOTE 2.   SUBSEQUENT EVENTS

Management has performed an analysis of the activities and transactions subsequent to December 31, 2017 to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year ended December 31, 2017. Management has performed this analysis through January 22, 2018, the date the financial statements were available to be issued.